KapitalWise, Inc.



ANNUAL REPORT

43 West 23rd Street

New York, NY 10010

0

https://www.kapitalwise.com/

This Annual Report is dated June 15, 2021.

BUSINESS

KapitalWise's artificial intelligence (AI) platform was created to help banks hyper-personalized customer engagement. The platform seeks to detect and predict customer credit, financial, and life events. It then notifies bank relationship managers and provides recommendations to help customers achieve their financial goals. KapitalWise has designed its platform to help relationship managers create more personalized relationships with clients that they can then use to upsell and cross-sell appropriate products and services. Banks can also make use of the KapitalWise API platform to improve consumer engagement through automated marketing or extending the insights through digital channels such as the bank's mobile app or online banking portals. By making customer interactions more efficient, KapitalWise believes it can help banking clients improve customer retention and reduce employee headcount.

Previous Offerings

Between 2020 and 2019, we sold 96,896 in exchange for $1.47 per share under Regulation Crowdfunding.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $19,000.00
Number of Securities Sold: 312,086
Use of proceeds: Product development and general working capital.
Date: September 12, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $20,000.00
Number of Securities Sold: 638,298
Use of proceeds: Product development and general working capital.
Date: April 24, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Product development and general working capital.
Date: April 25, 2017
Offering exemption relied upon: Section 4(a)(2)
Type of security sold: SAFE
Final amount sold: $75,000.00
Use of proceeds: Product development and general working capital.
Date: December 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $37,850.00
Use of proceeds: Working capital.
Date: September 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Product development and general working capital.
Date: July 01, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $60,000.00
Use of proceeds: Product development and general working capital.
Date: April 01, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Debt
Final amount sold: $101,210.00
Use of proceeds: Product development, Business Development, Marketing

Date: May 18, 2020
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Revenue

KapitalWise generated $3,000 in revenue in 2019. One-time payments are made for a set period of use. In 2019, KapitalWise generated $79,000 in revenue for the year. Revenue in 2019 was generated in three separate months due to pilot customers testing out KapitalWise's services. One-time payments are made for a set period of use.
71,080

Expenses

In 2019, KapitalWise incurred $195,970 in operating expenses for the year, which is 27% lower year-over-year. In 2019, KapitalWise incurred $267,050 in total operating expenses for the year, up by 102.04% from $132,179 in 2018. Expenses peaked from June 2019 to September 2020 due to higher than normal marketing and broker-dealer commission as part of the ongoing crowdfunding expenses. The management compensation increased from 24,697 in 2019 to 76,804 in 2020 as a result of adding additional resources in sales and business development. Meantime, the developer compensation of $45,395 is 75% less than than the developer compensation that the company paid in 2019. In 2019, KapitalWise paid $183,292 in developer compensation, up from $82,131 in 2018, a 123.17% year-over-year increase. The lower developer compensation was due to more matured products and features.

Operating expenses in 2020 were largely composed of compensation-related expenses as the company focused on building out its platform. Other expenses such as marketing and advertising expenses were considerably higher than the previous year due to the ongoing crowdfunding campaign.
. Expenses in 2020 can be broken out as:
• Developer Compensation: 21.78%
• Management Compensation: 36.85%
• Professional Fees: 18.56%
• Marketing: 8.87%
• Other Expenses: 7.95%

Operating expenses in 2019 were largely composed of compensation-related expenses as the

company focused on building out its platform. Other expenses such as marketing and advertising and platform hosting remained relatively flat or declined year-over-year. Expenses in 2019 can be broken out as:
• Developer Compensation: 68.64%
• Management Compensation: 9.25%
• Professional Fees: 7.24%
• Rent: 5.27%
• Other Expenses (e.g. marketing and platform hosting): 9.60%

Historical results and cash flows:

Net Income

In 2020, KapitalWise incurred a net loss of $205,418, up from a net loss of $197,122 in 2019. In general, the company has incurred a larger net loss in 2020 when compared to 2019 due to increased spending on items such as marketing and professional service fees. In 2018, the company had a net loss of $110,187 for the year.

Cash Flow

In 2020, the company averaged a monthly burn rate of $17,368. Currently, the company has approximately sixteen months of runway left.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $127,818.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: F/I Venture (Managed by Breega Capital)
Amount Owed: $27,000.00
Interest Rate: 5.0%
Maturity Date: November 25, 2023
KapitalWise, Inc. (the "Corporation") hereby acknowledges itself indebted and promises to pay F/I VENTURE (managed by Breega Capital) (the "Holder") the principal sum of US$27,000 (the "Principal Sum"), the whole pursuant to the terms and conditions set forth herein. The Principal Sum outstanding hereunder from time to time shall bear interest at an annual rate equal to 5%, compounded annually commencing on the date hereof. Such interest shall be payable by the Corporation to the Holder on an annual basis. The total Principal Sum hereof, together with all interest accrued thereon which has not previously been paid to the Holder (collectively the "Indebtedness") shall, if not earlier converted pursuant to the terms of this Convertible Promissory Note (this "Note"), be payable in full on November 25, 2023 (the "Maturity Date"). Upon repayment of the Indebtedness, or the conversion of this Note, the Holder will surrender its originally executed Note to the Corporation for cancellation. This Note shall become effective upon the Corporation's receipt of the Principal Sum.

Creditor: Baljit Sigh

Amount Owed: $20,000.00
Interest Rate: 5.0%
Maturity Date: November 08, 2023
KapitalWise, Inc. (the "Corporation") hereby acknowledges itself indebted and promises to pay Baljit Sigh (the "Holder") the principal sum of US$20,000 (the "Principal Sum"), the whole pursuant to the terms and conditions set forth herein. The Principal Sum outstanding hereunder from time to time shall bear interest at an annual rate equal to 5%, compounded annually commencing on the date hereof. Such interest shall be payable by the Corporation to the Holder on an annual basis. The total Principal Sum hereof, together with all interest accrued thereon which has not previously been paid to the Holder (collectively the "Indebtedness") shall, if not earlier converted pursuant to the terms of this Convertible Promissory Note (this "Note"), be payable in full on November 08, 2023 (the "Maturity Date"). Upon repayment of the Indebtedness, or the conversion of this Note, the Holder will surrender its originally executed Note to the Corporation for cancellation. This Note shall become effective upon the Corporation's receipt of the Principal Sum.

Creditor: Vasu Mp
Amount Owed: $60,000.00
Interest Rate: 5.0%
On April 14, 2017 the company entered into Convertible Promissory Note Agreement with Vasu MP in the amount of $ 60,000, which bear interest rate of 5% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 60,000 and accrued interest was $ 13,200.

Creditor: Rajithamol P Lakshmanan
Amount Owed: $25,000.00
Interest Rate: 8.0%
On July 20, 2017 the company entered into Convertible Promissory Note Agreement with Rajithamol P Lakshmanan, a company's board member in the amount of $ 25,000, which bear interest rate of 8% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 25,000, and accrued interest was $ 5,000.

Creditor: Holt Accelerator, LP
Amount Owed: $37,850.00

Interest Rate: 6.0%

On September 30, 2018 the company entered into Convertible Promissory Note Agreement with Holt Accelerator, LP in the amount of $ 37,850, which bear interest rate of 6% per annum. The total Principal Sum hereof, together with all interest accrued thereon which has not previously been paid to the Holder (collectively the "Indebtedness") shall, if not earlier converted pursuant to the terms of this Convertible Promissory Note (this "Note"), be payable in full on September 30th, 2020 (the "Maturity Date"). The outstanding balance of this loan as of December 31, 2019 was $ 37,850, and accrued interest was $ 3,030.

Creditor: Independent Community Bankers of America
Amount Owed: $75,000.00
Interest Rate: 0.0%

On December 27, 2018 the company entered into SAFE agreement with Independent Community Bankers of America, a Minnesota corporation ("ICBA") in the amount of $ 75,000 and bears no interest. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to ICBA a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. Additionally, this instrument will expire and terminate by paying cash equal to Purchase amount. The outstanding balance of this loan as of December 31, 2019 was $ 75,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sajil Koroth

Sajil Koroth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Executive Officer, Chief Technology Officer
Dates of Service: April 01, 2017 - Present
Responsibilities: Responsible for day-to-day operations, leading product and technology development, growth strategy, and product development. Sajil takes a salary compensation of $40,000.00/Year and equity compensation of total of 6,600,000 common stock.

Name: Paul Stamoulis

Paul Stamoulis's current primary role is with Clarim Holding. Paul Stamoulis currently services 5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: President & Chairman of the Board of Directors
Dates of Service: August 01, 2017 - Present
Responsibilities: Provides guidance on corporate functions and business strategy. Paul doesn't take any salary for this role. His equity compensation of 233,256 common stocks and 100,00 options.

Other business experience in the past three years:

Employer: Clarim Holding
Title: Managing Director
Dates of Service: July 01, 2017 - Present
Responsibilities: Manages a private holding company that brings together an ecosystem of companies across various targeted sets of verticals including media, communications, and talent.

Name: Rajithamol P Lakshmanan
Rajithamol P Lakshmanan's current primary role is with Mediaocean LLC . Rajithamol P Lakshmanan currently services 5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:

Position: Member of the Board of Directors
Dates of Service: May 01, 2017 - Present
Responsibilities: Provide strategic advice and guidance on company growth and operations. Rajitha doesn't take any compensation for this role.

Other business experience in the past three years:
Employer: Mediaocean LLC
Title: Director of Development
Dates of Service: March 01, 2019 - Present
Responsibilities: Develop business efforts for global platforms.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Sajil Koroth
Amount and nature of Beneficial ownership: 6,600,000
Percent of class: 62.58

RELATED PARTY TRANSACTIONS

Name of Entity: Rajithamol Lakshmanan

Relationship to Company: Director

Nature / amount of interest in the transaction: Investment in the Company, $25,000.00. Benefits or compensation received by Company- General working capital

Material Terms: On July 20, 2017 the company entered into Convertible Promissory Note Agreement with Rajithamol P Lakshmanan a company's board member the amount of $ 25,000, which bear interest rate of 8% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 25,000, and accrued interest was $ 5,000.

OUR SECURITIES

Our authorized capital stock consists of 10,638,298 shares of common stock, par value $1.47 per share. As of December 31, 2020, 442,069 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

[Add any preferred stock authorized and/or issued] NA

[Insert dividends, redemption and other provisions included in Reg CF if applicable] NA

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock without voting rights in the amount of up to $433,0000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational KapitalWise SaaS Platform or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our SaaS Platform. Delays or cost overruns in the development of our SaaS Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

KApitalWise Inc. was formed on 04/11/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KApitalWise Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that KapitalWise SaaS Platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on KapitalWise Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on KapitalWise Inc. could harm our reputation and materially negatively impact our financial condition and business.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized as a Delaware corporation in 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by Bank-level data encryption and the highest level of data security during transmission. The expenses associated with protecting our information/ these steps could reduce our operating margins

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Sajil Koroth, who is the Chief Executive Officer and Chief Technology Officer of the Company. The Company has or intends to enter into employment agreements with Sajil Koroth although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Sajil Koroth or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Sajil Koroth in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Sajil Koroth were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for nonincome based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the SarbanesOxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional governmentimposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our business depends on our ability to successfully manage our credit risk, and failing to do so may result in high charge-off rates.

Our success depends on our ability to manage our credit risk while attracting new customers with profitable usage patterns. We select our customers, manage their accounts and establish terms and credit limits using proprietary scoring models and other analytical techniques that are designed to set terms and credit limits to appropriately compensate us for the credit risk we accept, while encouraging customers to use their available credit. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in the preceding risk factor. There can be no assurance that our credit underwriting and risk management strategies will enable us to avoid high charge-off levels or delinquencies, or that our allowance for loan losses will be sufficient to cover actual losses.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks. While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases singlesource suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Equifax, Amazon, and Acxiom, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Our failure to deliver high-quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through core banking tech providers, digital banking providers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no present market for the Securities, and we have arbitrarily set the price

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 65.53% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company, and its prospects to receive investments of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

KapitalWise, Inc.

By   /s/ *Sajil Koroth*

    Name: Sajil Koroth

    Title: Chief Executive Officer

FINANCIAL STATEMENTS

Kapitalwise 2019 Financial Statements

KapitalWise, Inc.
Balance Sheet
Year Ending December 31, 2019

	31/12/2019
Cash	9,893
Accounts Receivable	57,000
Total Assets	**66,893**
Accounts Payable	5,400
Convertible debt Instruments	197,850
Interest Accrued on Convertible debt	21,230
Total Liabilities	224,480
Paid in Capital	217,875
Retained Earnings	(375,462)
Total Liabilities + Equity	**66,893**

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2019

	2019 Total
Contract Revenue	79,000
Other Income	-
Total Income	79,000
Management Comp	24,697
Interest Expenses/Accrued	9,072
Developer Comp	183,293
Professional Fees	19,346
Travel & Meals	11,481
Rent	14,079
Marketing & Events	10,053
Hosting & Software	3,907
Miscellaneous	195
Total Expenses	**276,123**
Net Income	**(197,123)**

KapitalWise, Inc.
Statement of Cash Flows
Year Ending December 31, 2019

	2019 Total
OPERATING ACTIVITIES	
Net Income	(197,123)
Adjustments to reconcile Net Income to	
Net Cash provided by operations:	
Interest Expenses/Accrued	9,072
Accounts Receivable	(57,000)
Prepaid Expenditure	114,000
Accounts Payable	5,400
Total Adjustments to reconcile Net	
Income to Net Cash provided by operations:	**71,472**
Net cash provided by operating activities	**(125,651)**
FINANCING ACTIVITIES	
Issue of Convertible Debt Instruments	75,000
Net cash provided by financing activities	**75,000**
NET CASH INCREASE FOR PERIOD	(50,651)
CASH AS AT JANUARY 1, 2018	60,544
CASH AT END OF PERIOD	9,893

KapitalWise, Inc.

Changes in Member's Equity

Year Ending December 31, 2019

	Common stock				
	Number	$ Amount	Additional Paid in Capital (in $)	Retained Earnings (In $)	Total Stockholders Equity (In $)
Beginning Balance at 01/01/2019	950,384	10	190,990	(178,339)	12,661
Issuance of Stock*	357,381	4	26,871	-	26,875
Net Income	-	-	-	(197,123)	(197,123)
Balance as of December 31st 2019	**1,307,765**	**14**	**217,861**	**(375,462)**	**(157,587)**

Common Stock of 0.00001$ each

* Note :

Convertible Debt Instrument issued to Breega Capital has been convered to equity in January 2019. 3,57,381 stock was issued in lieu of $ 26,875 (Principal of $ 25,000 and Accrued interest of $ 1,875)

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2019

	Jan-19	Feb-19	Mar-19	Apr-19	May-19	Jun-19	Jul-19	Aug-19	Sep-19	Oct-19	Nov-19	Dec-19	2019 Total
Contract Revenue	-	-	22,000	-	-	32,000	-	-	-	25,000	-	-	79,000
Other Income	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Income	-	-	22,000	-	-	32,000	-	-	-	25,000	-	-	79,000
Management Comp	13,197	3,500	-	6,500	1,500	-	-	-	-	-	-	-	24,697
Interest Expenses/Accrued	756	756	756	756	756	756	756	756	756	756	756	756	9,072
Developer Comp	18,140	11,395	15,757	16,785	22,630	9,500	21,884	19,305	12,493	11,679	10,301	13,424	183,293
Professional Fees	6,650	5,400	-	-	-	-	7,296	-	-	-	-	-	19,346
Travel & Meals	2,553	229	922	474	445	1,156	646	-	1,110	800	1,236	1,910	11,481
Rent	550	550	1,100	-	249	1,549	3,581	1,300	1,300	1,300	-	2,600	14,079
Marketing & Events	-	4,333	4,400	187	238	103	65	356	216	90	65	-	10,053
Hosting & Software	260	190	321	213	285	169	756	166	328	391	341	487	3,907
Miscellaneous	38	2	146	9	-	-	-	-	-	-	-	-	195
Total Expenses	42,144	26,355	23,402	24,924	26,103	13,233	34,984	21,883	16,203	15,016	12,699	19,177	276,123
Net Income	(42,144)	(26,355)	(1,402)	(24,924)	(26,103)	18,767	(34,984)	(21,883)	(16,203)	9,984	(12,699)	(19,177)	(197,123)

Kapitalwise 2020 Financial Statements

KapitalWise, Inc.
Balance Sheet
Year Ending December 31, 2020

	Dec 31, 2020
Cash	127,818
Stock Money Receivable - Deposit Hold	6,760
Accounts Receivable	10,560
Total Assets	**145,138**
Accounts Payable	2,400
Convertible debt Instruments	346,060
Interest Accrued on Convertible debt	33,678
Total Liabilities	382,138
Common Stock	88
Additional Paid In Capital (APIC)	343,792
Retained Earnings	(580,880)
Total Liabilities + Equity	**145,138**

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2020

	2020 Total
Contract Revenue	-
Other Income	3,000
Total Income	3,000
Management Comp	76,804
Interest Expenses/Accrued	12,448
Bank Fees	271
Developer Comp	45,395
Professional Fees	38,695
Travel & Meals	930
Rent	2,600
Rates & Taxes	2,256
Marketing & Events	18,491
Hosting & Software	8,799
Miscellaneous	1,729
Total Expenses	**208,418**
Less: Tax	**-**
Net Income after Tax	**(205,418)**

KapitalWise, Inc.
Statement of Cash Flows
Year Ending December 31, 2020

	2020 Total
OPERATING ACTIVITIES	
Net Income	(205,418)
Adjustments to reconcile Net Income to	
Net Cash provided by operations:	
Interest Expenses/Accrued	12,448
Accounts Receivable	46,440
Accounts Payable	(3,000)
Total Adjustments to reconcile Net	
Income to Net Cash provided by operations:	**55,888**
Net cash provided by operating activities	**(149,530)**
FINANCING ACTIVITIES	
Issue of Convertible Debt Instruments	148,210
Other Additional Capital	119,245
Net cash provided by financing activities	**267,455**
NET CASH INCREASE FOR PERIOD	117,925
CASH AS AT JANUARY 1, 2020	9,893
CASH AT END OF PERIOD	127,818

KapitalWise, Inc.
Changes in Member's Equity
Year Ending December 31, 2020

	Common stock		Additional Paid in Capital (in $)	Retained Earnings (In $)	Total Stockholders Equity (In $)
	Number	$ Amount			
Beginning Balance at 01/01/2020	8,696,230	87	217,788	(375,462)	(157,587)
Issuance of Stock	96,896	1	126,004	-	126,005
Net Income	-	-	-	(205,418)	(205,418)
Balance as of December 31st 2020	**8,793,126**	**88**	**343,792**	**(580,880)**	**(237,000)**

Common Stock of 0.00001$ each

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2020

	Jan-20	Feb-20	Mar-20	Apr-20	May-20	Jun-20	Jul-20	Aug-20	Sep-20	Oct-20	Nov-20	Dec-20	2020 Total
Contract Revenue	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Income	-	-	-	-	3,000	-	-	-	-	-	-	-	3,000
Total Income	-	-	-	-	3,000	-	-	-	-	-	-	-	3,000
Management Comp	-	4,000	6,450	5,060	3,369	8,625	8,500	9,000	17,250	2,250	6,000	6,300	76,804
Interest Paid	1,014	1,014	1,014	1,014	1,014	1,014	1,014	1,014	1,014	1,014	1,097	1,210	12,448
Bank Fees	19	-	4	-	15	11	29	42	55	28	68	-	271
Developer Comp	5,873	4,451	3,221	3,095	-	6,513	2,968	3,242	3,761	4,738	3,761	3,772	45,395
Professional Fees	-	-	1,130	206	1,082	6,473	2,131	540	19,845	3,868	129	3,291	38,695
Travel & Meals	310	310	310	-	-	-	-	-	-	-	-	-	930
Rent	-	1,300	1,300	-	-	-	-	-	-	-	-	-	2,600
Rates & Taxes	-	-	-	-	-	-	2,256	-	-	-	-	-	2,256
Marketing & Events	-	-	200	634	1,367	150	-	5,148	3,669	2,182	2,207	2,934	18,491
Hosting & Software	2,102	452	519	449	448	628	531	355	1,086	1,132	581	516	8,799
Miscellaneous	204	400	300	17	-	-	100	151	-	200	-	357	1,729
Total Expenses	9,522	11,927	14,448	10,475	7,280	23,418	17,511	19,479	46,667	15,439	13,803	18,448	208,418
Net Income	(9,522)	(11,927)	(14,448)	(10,475)	(4,280)	(23,418)	(17,511)	(19,479)	(46,667)	(15,439)	(13,803)	(18,448)	(205,418)
Less:													
Tax	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income after Tax													(205,418)

CERTIFICATION

I, Sajil Koroth, Principal Executive Officer of KapitalWise, Inc., hereby certify that the financial statements of KapitalWise, Inc. included in this Report are true and complete in all material respects.

Sajil Koroth

Principal Executive Officer